SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549


       SCHEDULE 13G


   Under the Securities Exchange Act of 1934

      (Amendment No. 5)*


      Compression Labs
      (Name of Issuer)


       Common Stock
    (Title of Class of Securities)


       204672109
      (CUSIP Number)

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 204672109   13G/A

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Loomis, Sayles & Company, L.P.
   I.R.S. Tax I.D. No. 04-3200030

 2. Check the Appropriate Box if a Member of a Group*
            (a) [ ]

            (b) [ ]

 3. SEC USE ONLY

 4. Citizenship or Place of Organization:   Delaware

 5. Sole Voting Power:              402,300

 6. Shared Voting Power:                  0

 7. Sole Dispositive Power:            none

 8. Shared Dispositive Power:       676,100

 9. Aggregate Amount Beneficially
    Owned by Each Reporting Person: 676,100

 10.  Check Box if the Aggregate Amount
  in Row (9) Excludes Certain Shares*:   [ ]

 11.  Percent of Class Represented
  by Amount in Row 9:                    4.4

 12.  Type or Reporting Person:           IA

 Item 1. (a) Name of Issuer:

     Compression Labs

   (b) Address of Issuer's Principal Executive Offices:

     2860 Junction Avenue, San Jose, CA 95134

 Item 2. (a) Name of Person Filing:

     Loomis, Sayles & Company, L.P.

   (b) Address of Principal Business Office or, if none, Residence:

     One Financial Center, Boston, Massachusetts 02111

   (c) Citizenship: Delaware

   (d) Title of Class of Securities: Common Stock

   (e) CUSIP Number: 204672109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

   (a) [ ] Broker or Dealer registered under Section 15 of the Act

   (b) [ ] Bank as defined in section 3(a)(6) of the Act

   (c) [ ] Insurance Company as defined in section   3(a)(19) of the act

   (d) [ ] Investment Company registered under
      section 8 of the Investment Company Act

  (e) [X] Investment Adviser registered under
      section 203 of the Investment Advisers Act of 1940

   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

   (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

 Item 4. Ownership.

If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule
13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

 (a) Amount Beneficially Owned:

 (b) Percent of Class:

 (c) Number of shares as to which such person has:

   (i) sole power to vote or to direct the vote:

   (ii) shared power to vote or to direct the vote:

   (iii)sole power to dispose or to direct the disposition of:

   (iv) shared power to dispose or to
    direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/Sandra P. Tichenor
                                   Signature

DATE: April 9, 1996
                                   Sandra P. Tichenor, Vice President
                                   Name and Title